Exhibit 99.1

Burning Rock Regains Compliance with NASDAQ Minimum Bid Price Requirement

GUANGZHOU, China, June 3, 2024—Burning Rock Biotech Limited (NASDAQ: BNR and LSE: BNR, the “Company” or “Burning Rock”), a company focused on the application of next generation sequencing (NGS) technology in the field of precision oncology, today announced that it has received a notification letter from the staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC (“NASDAQ”) on May 30, 2024, informing the Company that it has regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”).

As previously announced, on December 29, 2023, the Company was notified by NASDAQ that it was not in compliance with the Minimum Bid Price Requirement because the closing bid price for the Company’s American depositary shares (the “ADSs”) was below the minimum bid price of $1.00 per share for 30 consecutive business days. To regain compliance, the Company was required to maintain a minimum closing bid price of $1.00 per share for at least 10 consecutive business days. In order to regain compliance with the Minimum Bid Price Requirement, the Company changed the ratio of its ADSs representing its Class A ordinary shares from one (1) ADS representing one (1) Class A ordinary share to one (1) ADS representing ten (10) Class A ordinary shares. The change became effective on May 15, 2024.

On May 30, 2023, NASDAQ provided confirmation to the Company that for the last 10 consecutive business days, from May 15, 2024 to May 29, 2024, the closing bid price of the Company’s ADSs had been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5450(a)(1) and the matter is now closed.

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR and LSE: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, and ii) cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: ir.brbiotech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact: IR@brbiotech.com